

Sun Life Financial appoints M. Marianne Harris to the Board of Directors

TORONTO, ON – (December 2, 2013) — Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) is pleased to announce that M. Marianne Harris has been appointed to the Board of Directors effective December 1, 2013.

Until recently, Ms. Harris was a Managing Director at the Bank of America Merrill Lynch and President of Corporate and Investment Banking at Merrill Lynch Canada Inc. Ms. Harris brings extensive financial industry experience gained from over 29 years of advisory work in Canada and the U.S., including her leadership roles at Merrill Lynch. Before joining Merrill Lynch, Ms. Harris was Head of the Financial Institutions Group at RBC Capital Markets.

Ms. Harris is Chair of the Board and a member of the Finance and Audit Committee of the Investment Industry Regulatory Organization of Canada. She is a member of the Dean's Advisory Council for the Schulich School of Business and the Advisory Council for The Hennick Centre for Business and Law. She is also a director and Chair of the Investment Committee for the Princess Margaret Cancer Foundation. Ms. Harris has a Master of Business Administration from the Schulich School of Business and a Juris Doctorate from Osgoode Hall Law School.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2013 the Sun Life Financial group of companies had total assets under management of $590 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars.

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Media Relations Contact:
Gannon Loftus
Senior Media & PR Specialist
Corporate Communications
T 416-979-6345
gannon.loftus@sunlife.com